FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on October 29, 2015

ROYAL DUTCH SHELL PLC

BOARD COMMITTEE CHANGE

Royal Dutch Shell plc (the “Company”) announces that Mr Gerrit Zalm, a Non-executive Director of the Company, will stand down as a member of the Corporate and Responsibility Committee on December 31, 2015.

Following this change, the membership of the Corporate and Responsibility Committee will be as follows:

COMMITTEE	MEMBERSHIP
Corporate and Social Responsibility Committee	Hans Wijers (Chairman) Sir Nigel Sheinwald Patricia A. Woertz

October 29, 2015

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

MEDIA

International: +44 (0) 207 934 5550

USA: +1 713 241 4544

INVESTOR RELATIONS

International: + 31 (0) 70 377 4540

North America: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	M Edwards
Name: M Edwards
Title: Deputy Company Secretary

Date: October 29, 2015